MERU NETWORKS, INC.
894 Ross Drive
Sunnyvale, California 94089

(408) 215-5300

November 7, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Ryan Houseal, Attorney-Advisor

Katherine Wray, Attorney-Advisor

Re:                             Meru Networks, Inc. Registration Statement on Form S-3 originally filed September 5, 2012, as amended (Registration No. 333-183726)

Acceleration Request

Requested Date:                                                      November 8, 2012

Requested Time:                                                    4:00 p.m. Eastern Time

Ladies and Gentlemen:

Meru Networks, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MERU NETWORKS, INC.

By:	/s/ Brett T. White
Brett T. White
Chief Financial Officer

Cc                                 Richard Mosher, Esq., Meru Networks, Inc.

David A. Bell, Esq., Fenwick & West LLP